

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 29, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Tidal ETF Trust, under the Exchange Act of 1934:

- Sound Enhanced Fixed Income ETF
- Sound Equity Income ETF

Sincerely,